Exhibit 99.1

4Front Announces First Quarter 2020 Results and Business Update

  Q1 2020 Systemwide Pro Forma Sales of $23.7m, an increase of 36% over Q4 2019.
  Robust consumer demand continues across all operating markets despite COVID-19.
  Company reaches final resolution with the Massachusetts Cannabis Control Commission with respect to legacy regulatory issues. The Company expects the agreement will clear the path for recreational licensing of its Massachusetts locations.
  Funded expansion plans underway in both Massachusetts and Illinois production facilities expected to be completed by Q4 2020.
  Company remains on pace to be cash flow positive in 2H 2020 and poised to show significant operating leverage in 2021.
  Company is in progressive discussions to strengthen its balance sheet through a financing/sale leaseback of its affiliated facilities in Washington state.

PHOENIX, AZ, July 14, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announced its financial results for the First Quarter of 2020.

First Quarter 2020 Financial Results Highlights

  Total Systemwide Pro Forma Sales for the first quarter 2020 increased 36% quarter-over- quarter to $23.7m.
  IFRS Sales for the first quarter of 2020 increased 37% quarter-over-quarter to $17.7m.
  Gross profit for the first quarter was $9.7m.
  Adjusted EBITDA for the first quarter was a loss of $2.8m.

Business Update

Robust consumer demand continues across all operating markets despite COVID-19. All states where the Company operates have deemed cannabis operations as "essential businesses" during the pandemic.

Company reaches a resolution with the Massachusetts Cannabis Control Commission with respect to legacy regulatory issues. The Company expects the agreement will clear the path for recreational licensing of its Massachusetts locations.

Funded expansion plans underway in both Massachusetts and Illinois production facilities expected to be completed by Q4 2020. These upgrades represent Phase 1 of the Company's expansion plans in two of its core markets which are expected to double the output of its Georgetown, Massachusetts facility and more than triple current output in Illinois.

Company remains on pace to be cash flow positive in 2H 2020 and is poised to show significant operating leverage in 2021. Having reduced corporate overhead expense by over 40%, the Company anticipates generating positive cash flow commensurate with final recreational licensing in Massachusetts and producing positive adjusted EBITDA in 2020.

Washington Financing/Sale Leaseback Update. As of May 31, 2020, 4Front's balance sheet had cash and equivalents of $11.5m with total debt of $80.1m (excluding in-the-money convertible debt of $5.8m). The Company owns and controls highly attractive real estate in Washington state consisting of 176,000 square feet of state-of-the-art industrial space built for cultivation, production and distribution. The assets are encumbered by senior secured debt associated with Gotham Green Partners. A financing/sale and leaseback of these assets is expected to remove senior secured debt from its capitalization table, giving the Company flexibility to more freely pursue non or minimally dilutive project financing options. The Company is in progressive discussions with multiple partners on this transaction.

Management Commentary

Leo Gontmakher, CEO of 4Front, said, "Entering 2020, we have been laser-focused on leaning out and replicating our low-cost cultivation and production model in targeted states. We left the first quarter with a focused business model, streamlined cost structure and fortified balance sheet that has set the stage for us to accelerate growth across our core markets of Washington, Illinois, Massachusetts, Michigan and California."

Mr. Gontmakher added: "We are ecstatic to have reached resolution with the Massachusetts Cannabis Control Commission as it clears the way for our long-awaited approvals for adult-use licensing in the state. We continue to execute on our plans to not only flip to cash flow positive this year, but to set the stage to exit this year in a position to drive meaningful operating leverage in our business. With funded expansion already underway in Massachusetts and Illinois, we look forward to commencing construction of our Commerce, California facility before the end of the year. We are proving that our success in Washington can be replicated in every state in which we operate and are extremely confident in how the company is positioned as we enter this new season."

(Please see Note Regarding Non-IFRS Measures, Reconciliation, and Discussion below.) (*Please see the Financial Statement section below, and the Company's First Quarter 2020 Unaudited Condensed Consolidated Financial Statements and Management Discussion and Analysis ("MD&A"), available under the Company's SEDAR profile, for more information.)

Additional Details

As of the date of the MD&A, there were the equivalent of 506,379,437 Class A Subordinate Voting Shares outstanding when calculated as if all share classes were converted to Subordinate Voting Shares. For further details regarding 4Front's share structure, please see its profile at www.thecse.com.

Conference Call

The Company will also host a conference call and webcast on Tuesday, July 14, 2020 at 5:00 p.m. EDT to review its operational and financial results and provide an update on current business trends.

To join the call, dial 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries. The webcast, which will include a slide deck, can be accessed at this link.

The call will be available for replay until Tuesday, July 21, 2020. To access the telephone replay, dial 844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and use this replay pin number: 13706966.

Financial Statements

The condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019, have been prepared in accordance with IAS 34 – Interim Financial Reporting. These statements have not been reviewed by an auditor.

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2020 (unaudited) and December 31, 2019
Amounts expressed in thousands United States dollars unless otherwise stated

	March 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$9,288	$5,789
Accounts receivable	786	677
Other receivables	247	325
Lease receivables	11,186	9,556
Inventory	12,638	9,138
Biological assets	1,226	2,187
Notes receivable	1,644	1,871
Prepaid expenses	1,919	2,198
Total current assets	38,934	31,741

Restricted cash	-	2,352
Property and equipment, net	45,091	41,822
Notes receivable	1,135	1,049
Lease receivables	22,477	23,944
Intangible assets	41,756	41,442
Goodwill	27,763	33,988
Right-of-use assets	32,696	20,476
Investments	759	759
Deposits	4,947	6,346
TOTAL ASSETS	$215,558	$203,919

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$9,414	$8,138
Taxes payable	2,569	1,609
Lease liability	1,230	972
Convertible notes	2,651	-
Contingent consideraton payable	750	750
Notes payable and accrued interest	7,115	7,382
Total current liabilities	23,729	18,851

Convertible notes	35,982	35,607
Notes payable and accrued interest	44,326	44,289
Long term notes payable	1,941	1,903
Long term accounts payable	1,600	1,600
Contingent consideration payable	4,714	4,714
Lease liability	33,288	20,976
TOTAL LIABILITIES	145,580	127,940

Equity (Deficiency)
Equity attributable to 4Front Ventures Corp.	252,656	252,656
Reserves	27,783	25,618
Deficit	(210,238)	(202,090)
Non-controlling interest	(223)	(205)
TOTAL EQUITY (DEFICIENCY)	69,978	75,979
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)	$215,558	$203,919

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
For The Three Months Ended March 31, 2020 and 2019
Amounts expressed in thousands United States dollars unless otherwise stated

	Three Months Ended	Three Months Ended
	March 31, 2020	March 31, 2019

REVENUE	$16,950	$3,466

Cost of goods sold, sale of grown and manufactured products	(2,815)	(1,227)
Cost of goods sold, sale of purchased products	(4,684)	(1,137)
Gross profit before fair value adjustments	9,451	1,102

Realized fair value included in inventory sold	(137)	(57)
Unrealized fair value gain on biological assets	373	592
Gross profit	9,687	1,637

OPERATING EXPENSES

Selling and marketing expenses	7,633	1,631
General and administrative expenses	5,223	4,056
Depreciation and amortization	1,340	652
Equity based compensation	1,227	459
Total operating expenses	15,423	6,798

Loss from Operations	(5,736)	(5,161)

Other Income (Expense)
Interest income	56	-
Interest expense	(3,307)	(355)
Accretion	173	-
Gain on sale of subsidiary	1,652	-
Foreign exchange loss	37	-
Total Other Income (Expense)	(1,389)	(355)

Net Loss from Continuing Operations Before Income Taxes	(7,125)	(5,516)
Income Tax Expense	(862)	(470)
Net Loss from Continuing Operations, Net of Taxes	(7,987)	(5,986)

Net (Loss) Income from Discontinued Operations, Net of Taxes	(179)	42

Net Loss	(8,166)	(5,944)
Net Loss Attributable To Non-Controlling Interest	(18)	(86)

Net Loss Attributable to Shareholders	$(8,148)	$(5,858)

Basic and Diluted Loss Per Share	$(0.02)	$(0.02)
Weighted Average Number of Shares Outstanding, Basic and Diluted	531,552,819	340,370,271

Note Regarding Non-IFRS Measures, Reconciliation, and Discussion

In this press release, 4Front refers to certain non-IFRS financial measures such as Systemwide Pro Forma Revenue and Adjusted EBITDA. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. 4Front defines Systemwide Pro Forma Revenue as total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue) but does not consolidate the financial results of per IFRS 10 – Consolidated Financial Statements. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to acquisition and financing related costs, excluding fair value adjustments for biological assets. 4Front considers these measures to be an important indicator of the financial strength and performance of our business. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

About 4Front Ventures Corp.
4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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For further information: 4Front Investor Contacts: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 16:30e 14-JUL-20